EXHIBIT 7

ULTRAPETROL (BAHAMAS) LIMITED

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

Year Ended December 31,
(Dollars in thousands)

	2004	2005	2006		2007	2008

Consolidated income (loss) before income tax and minority interest	$6,921	$23,702	$8,899		$13,929	$61,026
Income (loss) from discontinued operations		1,449	5,647		(3,917)	(16,448)
Investment in affiliates	(406)	497	(588)		28	442
Interest expense from continuing operations	15,566	16,457	18,171	(1)	20,069	24,393
Amortization of debt issue costs	568	1,037	750		371	735
Earnings	22,649	43,142	32,879		30,480	70,148

Interest expenses	15,556	18,104	18,275		19,807	24,605
Amortization of debt issue costs	568	1,037	750		371	735
Fixed charges	16,134	19,141	19,025		20,178	25,340
Ratio of earnings to fixed charges	1.4	2.3	1.7		1.5	2.8

(1)	The interest expense amounts presented in this exhibit do not include the results on extinguishment of debt amounting $(1,411) for the year ended December 31, 2006.